SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH December 05, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.
Corporate Taxpayer’s ID (CNPJ) no. 01.832.635/0001-18
Corporate Registry ID (NIRE) 35.300.150.007
Publicly-held Company

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS’ MEETING
HELD ON NOVEMBER 28, 2007

Date, time and place: November 28, 2007, at 12:00 pm, at the Company’s headquarters, at Av. Jurandir, 856, Lote 04, 1o andar, Jardim Ceci, City of São Paulo, State of São Paulo. Quorum: All Board of Directors’ members attended the meeting. Presiding Board: Maria Cláudia Oliveira Amaro Demenato – Chairman and Flávia Turci – Secretary. Agenda and resolutions: 1) In view of the Officer’s resignation, Mr. Marco Antonio Bologna, the following person will be elected for the position of CEO: Mr. DAVID BARIONI NETO, who also signs David Barion Neto, a Brazilian citizen, married, aeronaut, resident and domiciled in the City of São Paulo, State of São Paulo, at Av. Jurandir, 856 – Lote 04 – 1° andar – Jardim Ceci, with Individual Taxpayer’s Register (CPF/MF) 012.237.358 -85 and Identity Card (RG) 3.818.902 -1 SSP/SP, who was in the position of Officer without special designation. 2) Due to such change, the following person will be elected as a new member of the Board of Executive Officers: Mr. FERNANDO SPORLEDER JÚNIOR, a Brazilian citizen, single, aeronaut, resident and domiciled in the City of São Paulo, State of São Paulo, at Avenida Jurandir, 856 – Lote 04 – 1° andar – Jardim Ceci, with Individual Taxpayer’s Register (CPF/MF) 397.531.070 -72 and Identity Card (RG) 10.109.606 -62 SSP/RS. The officers elected herein will have a term of office coincident with that of the other officers. The elected officers declare not to be subject to any crime that hinders them from performing trade and, yet, not to be unable for such, pursuant to the law. The investiture of the officers elected shall take place upon the signature (i) of the respective Instrument of Investiture in the appropriate book, and (ii) of the Instrument of Agreement of Managers, in compliance with the Special Corporate Governance Regulation – Level 2, of the São Paulo Stock Exchange – BOVESPA. In addition, the Company also thanks the former Officer for the services rendered to the Company; Furthermore, the Company is authorized to vote for the election of the same Mr. David Barioni Neto and Mr. Fernando Sporleder Júnior for the positions of CEO and Vice President of its subsidiary TAM Linhas Aéreas S.A. Closure: There being no further business to discuss, the Meeting was adjourned and these present minutes were drawn up in the summary format, which, after being read, were signed by all. São Paulo, November 28, 2007. (Signed) Maria Cláudia Oliveira Amaro Demenato – Chairman and Flávia Turci – Secretary. Board Members: Maria Cláudia Oliveira Amaro Demenato, Noemy Almeida Oliveira Amaro, Maurício Rolim Amaro, Luiz Antonio Corrêa Nunes Viana Oliveira, Adalberto de Moraes Schettert, Waldemar Verdi Jr., Pedro Pullen Parente and Roger Wright. This is a free English translation of the original instrument drawn up in the Company’s records.

_______________________
Flávia Turci
Secretary

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 05, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.